

June 21, 2024

Mark White
President and Chief Executive Officer
Nexalin Technology, Inc.
1776 Yorktown
Suite 550
Houston, TX 77056

> **Re: Nexalin Technology, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 14, 2024**
> **File No. 333-279684**

Dear Mark White:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 14, 2024

General

1.    We note your response to our prior comment 1. Please revise to address the following comments:

  • We note your revised disclosure that you "expect a portion of [y]our revenues will be derived from China through the Joint Venture." Please revise to expand your disclosure relating to your Joint-Venture related revenue, including the proportion of your revenue that was derived through your Joint Venture during the 2023 fiscal year and the quarterly period ended March 31, 2024; and

  • We note your statement in your response that 70.5% of the company's revenue was derived from sales in Oman and 29.5% of the quarterly revenue came from U.S. sales

Mark White
Nexalin Technology, Inc.
June 21, 2024
Page 2

during the first fiscal quarter of 2024. We also refer to your disclosure on page 8 that The Sultanate of Oman's Ministry of Health granted the approval for the distribution of your Gen-2 device in March 2024 and that you commenced sales of your device in Oman in the first quarter of 2024. Please revise to specify when you obtained approval for distribution of your Gen-2 device in March 2024 and when you commenced sales of your device in Oman.

Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:　　Martin Siegel